

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 5, 2016

Sam Talari
Chief Executive Officer
HempTech Corp.
10901 Roosevelt Blvd
Bldg. C, Suite 1000
Saint Petersburg, FL 33716

> **Re: HempTech Corp.**
> **Amendment No. 3 to**
> **Offering Statement on Form 1-A**
> **Filed September 21, 2016**
> **File No. 024-10588**

Dear Mr. Talari:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 20, 2016 letter.

General

1. Please provide an updated auditor's consent prior to being qualified. Your updated consent should also include your auditor's consent for their use as a named expert in the offering statement.

You may contact Kristin Shifflett at (202) 551-3381 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure